

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

Gary T. Krenek
Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, TX 77094

> **Re: Diamond Offshore Drilling, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 1-13926**

Dear Mr. Krenek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview, page 30

Customer Credit Issues, page 30

1. Disclosure in your Form 10-K shows the amount of revenue not recognized during the fiscal year ended December 31, 2013 related to four rigs under contract for which collection of the amounts due was not reasonably assured. The presentation of information showing revenue that would have been earned if not for the financial condition of certain customers (i.e., amounts for which the revenue recognition criteria were not met) does not appear to be appropriate. Please describe your basis for presenting this information or remove it from your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief